Exhibit 99.1
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    SINOVAC BIOTECH LTD. COMPLETES THE ACQUISITION OF AN ADDITIONAL 20.56% OF
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                     SINOVAC (BEIJING) OPERATING SUBSIDIARY
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BEIJING,  February 9, 2004 - Sinovac  Biotech Ltd.  ("Sinovac")  ("the Company")
(AMEX - SVA) announces that as of February 4th 2005 it has completed the acquisition of an additional 20.56% of its Beijing-based operating subsidiary, Sinovac Biotech Co., Ltd. ("Sinovac (Beijing)") for approximately US $3,310,000. Sinovac's intention to make this purchase was previously announced on December 10, 2004.

Sinovac's holdings now include nearly 72% of Sinovac (Beijing) and 100% of the Tangshan Yian R&D and production facility. The Tangshan Yian facility was acquired by Sinovac in February 2004 and is now a 100% owned subsidiary. China Bioway Biotech Group ("China Bioway"), a subsidiary of Beijing University, owns the remaining 28% of Sinovac (Beijing).

Per the purchase agreement, Sinovac paid cash for the 20.56% of Sinovac (Beijing), to the following companies: acquired 9.73% of from China Bioway Biotech Group Co., Ltd. for US$1,570,000; acquired 7.92% from Shenzhen Bio-Port Co., Ltd. for US$1,270,000; and acquired 2.91% from Beijing Keding Co., Ltd. for US$470,000.

Dr. Wei Dong Yin, president of Sinovac, commented, "We are delighted to have increased the ownership of Sinovac in its key Beijing operating subsidiary to almost 72%. If possible, we will endeavour to purchase further interests from China Bioway at an attractive valuation as we continue to implement our business strategy and to further set the foundation for building value for Sinovac public company shareholders. Beyond the increased interest in Sinovac (Beijing) and the Tangshan Yian acquisition, Sinovac is looking for and evaluating potential synergistic and accretive acquisition targets in the vaccine industry that complement Sinovac's current vaccine portfolio."


About Sinovac Biotech Ltd.
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Sinovac    Biotech   Ltd.    specializes    in   the   research,    development,
commercialization, and sales of human vaccines for infectious illnesses such as hepatitis A and hepatitis B, influenza, SARS, and avian flu. Sinovac is one of the leading emerging biotechnology companies in China.

Sinovac now has two vaccines fully approved for sale in China - Healive(TM) for Hepatitis A and Bilive(TM) for Hepatitis A&B combined. The Hepatitis A vaccine, Healive(TM), is currently experiencing strong sales growth in China. Sinovac's Hepatitis A&B combined vaccine, Bilive(TM), has just received approval to commence sales in China and is expected to achieve similar sales growth to Healive(TM). The Company's flu vaccine completed clinical trials in April 2004 and a New Drug Application has been filed with the Chinese FDA (SFDA). Approval of Sinovac's flu vaccine is expected in 2005 upon completion of a new flu vaccine production line.

Sinovac currently leads the world in the development of a human vaccine to prevent SARS. Preliminary Phase I clinical trial results show that this SARS vaccine is safe and induces SARS-neutralizing antibodies in the human body. In addition, the Company is co-developing a human vaccine targeting the avian flu virus in partnership with China CDC.


For further information please refer to the Company's filings with the SEC on EDGAR or refer to Sinovac's website at www.sinovac.com.
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If you would like to receive  regular  updates on Sinovac please send your email request to info@sinovac.com.
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Contact:  Investor Relations at (888) 888-8312 or 1 604 684-5990 from outside of
North America or info@sinovac.com
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THIS NEWS RELEASE MAY INCLUDE  FORWARD-LOOKING  STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH
RESPECT  TO  ACHIEVING  CORPORATE  OBJECTIVES,   DEVELOPING  ADDITIONAL  PROJECT
INTERESTS,   SINOVAC'S   ANALYSIS  OF   OPPORTUNITIES  IN  THE  ACQUISITION  AND
DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.